UNITED STATES
                                 SECURITIES AND EXCHANGE COMMISSION
                                              WASHINGTON, D.C. 20549


     DIVISION OF
CORPORATION FINANCE




                                                                December 11,
2018


  Via Email

  Manuel Garciadiaz
  Davis Polk & Wardwell LLP
  450 Lexington Avenue
  New York, New York 10017

          Re:     Cosan Limited
                  Schedule TO-I filed November 30, 2018
                  SEC File No. 5-83110

  Dear Mr. Garciadiaz:

         The staff in the Office of Mergers and Acquisitions in the Division of Corporation
  Finance has conducted a review of the filing listed above. All defined terms have the same meaning as in your filing, unless otherwise noted.

         Please respond to this letter promptly by filing an amendment, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

          After reviewing any amendment and the information you provide in response to these comments, we may have additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Offer to Purchase   General

      1. Since insiders of the Company own a significant percentage of its shares and will not tender into this Offer, and you may repurchase up to 7.6% of the outstanding shares, disclose the percentage of shares that will be held by insiders if the Offer is fully subscribed.
 Manuel Garciadiaz, Esq.
Davis Polk &Wardwell LLP
December 11, 2018
Page 2



Conditions of the Tender Offer, page 13

   2. Refer to the disclosure in the second parenthetical in the first paragraph in this section. It is unclear how any shares could be accepted for payment before the
      Expiration Time. Please advise or revise.

   3. In the second to last line of the first paragraph in this section, you state that you may terminate the Offer "regardless of the circumstances giving rise to the event or events" triggering one of the listed Offer conditions. Similar language appears in the last paragraph of this section on page 15 of the Offer to Purchase. Please revise in both places to avoid the implication that actions or inactions by you as the bidder would allow you to abandon the Offer. All Offer conditions must be outside the control of the bidder to avoid rendering the Offer illusory.

   4. Refer to the Offer condition in the fourth bullet point in this section. There you note that Cosan may terminate the Offer if there is any "material change in United
      States or any other currency exchange rates." This condition seems very broad and also is unclear. For example, it is not apparent whether you mean that the value of the U.S. dollar has changed materially as measured against another specific currency (and if so, which one?). Does this condition mean that you can end the Offer if the exchange rate of any currency anywhere in the world materially changes, whether up or down? Please revise to clarify.

   5. Refer to the Offer condition listed in the sixth bullet point in this section. Clarify what you mean by "since the date of the Offer." Do you mean the day it commenced? The day before it commenced? It may be helpful to amend to include specific numbers for the DJIA, the NYSE Composite Index and the
S&P
      500 Composite Index, so that target shareholders can determine if this Offer condition has been "triggered."

Miscellaneous, page 24

   6. We note that Cosan is a foreign private issuer incorporated in Bermuda with operations in Brazil. However, we see no mention of any offer being conducted in Brazil. Please advise in your response letter, and confirm that all target shareholders, including those outside the United States, may participate in this
      Offer, consistent with the all-holders requirements of Rule 13e-4. Manuel Garciadiaz, Esq.
Davis Polk &Wardwell LLP
December 11, 2018
Page 3



        We remind you that the filing person is responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. Please contact me at (202) 551- 3263 with any questions about these comments.



                                                           Sincerely,

                                                           /s/ Christina Chalk

                                                           Christina Chalk
                                                           Senior Special
Counsel
                                                           Office of Mergers
and
                                                           Acquisitions